Mail Stop 0306




March 22, 2005




Mr. Zackary S. Irani
President, Director and Chief Executive Officer
Biomerica, Inc.
1533 Monrovia Avenue
Newport Beach CA 92663

	RE:	Biomerica, Inc.
		Form 10-KSB for the fiscal year ended May 31, 2004
		File No. 0-8765

Dear Mr. Irani:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the period ending May 31, 2004

Management` Discussion and Analysis - Page 14

Results of Operations - Page 15

1. Here or in the notes to financial statements, please make disclosure about the terms and conditions of the Lancer voting agreements. We see that Lancer sold and/or issued additional shares during the periods. Clarify the affect, if any, of these issuances on your level of voting control over Lancer. Apply in future filings.
2. We note that the Lancer segment increased their sales prices for domestic customers in November 2003, although the domestic sales decreased. In future filings, please quantify the extent to which changes in sales are attributable to increases/decreases in prices or to volume.

Liquidity, Capital Resources and Going Concern - Page 16

3. We see that Management believes that cash flows from operations coupled with reduced costs and anticipated increased sales should enable the company to fund operations for at least the next twelve months. We note that sales increased only nominally with the Biomerica segment actually experiencing a decrease in sales. In future filings, please explain in greater detail why management anticipates an increase in sales.

4. We see that you have quantified cash flows from operations, but have not provided any analysis. As set forth in FR-72, we believe that Registrants should normally present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows, in general, and specific to the relevant periods presented. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please expand future filings.

5. As a related matter, future filings should also identify and describe reasons for significant changes in the components of working capital.


Item 8A, Controls and Procedures - Page 23

6. Please expand the first paragraph of the disclosure to incorporate language encompassing the entire two-sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule
13a-15(e). That is, you should also clarify, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. Apply in future filings.

Consolidated Statements of Cash Flows - Page FS-11

7. Please revise future filings to present cash receipts and payments related to the item labeled "change in minority interests" in gross amounts. Please also use more descriptive titles. That is, what is the nature of the underlying cash payment in 2004 and the cash receipt in 2003? If these amounts did not arise from cash transactions, tell us how the presentation conforms to the requirements of paragraph 32 to FAS 95.

Note 7  Shareholders` Equity - Page FS-27

8. With respect to options and warrants granted to non-employees, please expand the notes to financial statements to disclose how assigned fair values were determined, the model applied and the underlying valuation assumptions. With respect to shares issued for services or other non-cash consideration, please expand to also disclose how fair value was measured. Apply in future filings.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-2862 with any other questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

							Sincerely,


							Gary Todd
							Reviewing Accountant

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Zackary S. Irani
Biomerica, Inc.
March 22, 2005
Page 4